UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Electric Aquagenics Unlimited, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

284 859 105

(CUSIP Number)

Gaylord M. Karren

1464 West 40 South, Suite 200

Lindon, Utah 84042

(801) 443-1031

Randy K. Johnson

Kirton & McConkie

60 E. South Temple, Suite 1800

Salt Lake City, Utah 84111

(801) 328-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 284 859 105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EOWORP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,620,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,620,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,620,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 33.53%
12	Type of Reporting Person (See Instructions) OO

Page # of 8 Pages

CUSIP No. 284 859 105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gaylord M. Karren
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 540,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 540,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.18%
12	Type of Reporting Person (See Instructions) IN

Page # of 8 Pages

CUSIP No. 284 859 105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James K. Stone
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 540,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 540,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.18%
12	Type of Reporting Person (See Instructions) IN

Page # of 8 Pages

CUSIP No. 284 859 105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John Hopkins
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 540,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 540,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.18%
12	Type of Reporting Person (See Instructions) IN

Page # of 8 Pages

CUSIP No. 284 859 105

Item 1.  Name and Address of Issuer:

Electric Aquagenics Unlimited, Inc.

1464 W. 40 South, Suite 200

Lindon, Utah 84042

Item 2(a).  Names of Persons Filing:

EOWORP, LLC, Gaylord M. Karren, James K. Stone and John Hopkins

Item 2(b).  Address of Principal Business Office or, if none, Residence:

1464 W. 40 South

Lindon, Utah 84042

Item 2(c).  Citizenship:

EOWORP, LLC is a Nevada limited liability company

Gaylord M. Karren, James K. Stone and John Hopkins are citizens of the United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)  CUSIP Number:

284 859 105

Item 3.  If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

Not applicable

Item 4.  Ownership

EOWORP, LLC is the owner of record of 1,620,000 shares of Common Stock of Electric Aquagenics Unlimited, Inc., representing 33.53% of the outstanding stock of the Issuer, and as such has sole voting and dispositive power with respect to such shares.  Gaylord M. Karren, James K. Stone and John Hopkins are equal members of EOWORP, LLC, with each owning an undivided one-third (1/3) of EOWORP, and as such they each direct the vote and disposition of one third, or 540,000, shares of the Issuer’s common stock, representing 11.18% of the outstanding stock of the Issuer.  The percentages set forth above are as of March 30, 2004, and assume a total of 4,831,655 shares of common stock outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

Not applicable

Page # of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EOWORP, LLC

___4/6/04_____________________

By: ___/s/ James K. Stone______________

Date

    Its: ___Managing Member___________

  __4/6/04____

/s/ Gaylord M. Karren

Date

Gaylord M. Karren

  __4/6/04___

/s/ James K. Stone

Date

James K. Stone

  __4/6/04__

/s/ John Hopkins

Date

John Hopkins